Exhibit 12.1
STANLEY-MARTIN COMMUNITIES, LLC
Ratio of Earnings to Fixed Charges
For the twelve months ended December 31,

	2007	2006	2005	2004	2003
Pretax income from continuing operations before
Minority Interest	$(20,968,257)	$19,363,144	$47,346,721	$21,662,697	$19,012,550
Add: Fixed Charges
Interest Expense	134,250	179,527	190,870	206,279	132,969
Interest component of rent expense	381,000	352,986	364,223	198,597	165,600
Amortization of Capitalized Interest	6,978,878	8,787,519	4,781,856	3,047,801	2,487,729

“Earnings” as defined	$(13,474,129)	$28,683,176	$52,683,670	$25,115,374	$21,798,848

Fixed Charges:
Interest expense	$134,250	$179,527	$190,870	$206,279	$132,969
Interest component of rent expense	381,000	352,986	364,223	198,597	165,600
Capitalized Interest	19,902,207	19,106,562	12,485,232	4,884,680	2,065,526

Fixed Charges	$20,417,457	$19,639,075	$13,040,325	$5,289,556	$2,364,095

Ratio of Earnings to Fixed Charges	—	1.46	4.04	4.75	9.22
Deficiency of Earnings to Fixed Charges	$33,891,586	—	—	—	—
Note: The ratio of earnings to fixed charges is calculated on a total enterprise basis. Fixed charges include interest incurred and a portion of rent expense, which represents the estimated interest factor, and amortization of debt expense.